Exhibit 99.2

CONFIDENTIAL

November 2, 2020

V99, Inc.

21757 Congress Hall Ln.

Saratoga, CA 95070

Attention: H.P. Jin

Commitment Letter

Ladies and Gentlemen:

1. V99, Inc., a Delaware corporation (“Parent” or “you”) has advised Samuel T. Chen, an individual resident of The Republic of China, H.P. Jin, an individual resident of California, and Digital Mobile Venture Limited, a British Virgin Islands company (collectively, the “Commitment Parties”), that Parent plans to acquire all of the issued and outstanding equity interests in Telenav, Inc., a Delaware corporation (“Borrower”), by merger of Parent’s wholly-owned subsidiary, Telenav99, Inc., a Delaware corporation (“MergerCo”) with and into Borrower, with Borrower as the surviving corporation, in each case pursuant to a Merger Agreement in the form of Exhibit A hereto (as the same may be amended, restated, supplemented or otherwise modified from time to time in a manner not materially adverse to the Commitment Parties, the “Merger Agreement”; the transactions contemplated by the Merger Agreement, the “Merger Transactions” and, together with the transactions contemplated by the Annex 1 (the “Term Sheet”), including without limitation, the funding of the Credit Facilities on the Closing Date, the “Transactions”). For the avoidance of doubt, it is understood and agreed that (a) any decrease in the purchase price shall not be materially adverse to the Commitment Parties so long as any such decrease is applied ratably to reduce the aggregate amount of the Credit Facilities and (b) any increase in the purchase price shall not be materially adverse to the Commitment Parties so long as the amount of the Credit Facilities are not increased without the Commitment Parties’ consent. Capitalized terms used herein without being herein defined shall have the meanings set forth in the Merger Agreement or in the Term Sheet, as applicable.

2. In order to finance the Merger Transactions, the Commitment Parties hereby commit, jointly and severally, to provide a senior, unsecured a term loan facility (the “Credit Facilities”), in an aggregate principal amount equal to either (a) the sum of (i) the entire Merger Consideration (which on the date hereof is anticipated to equal $250,000,000 less any amounts that would have been payable in respect of the Cancelled Shares held by the Purchaser Parties)), (ii) all fees and expenses associated with the Transactions incurred by Parent, MergerCo or any of their respective Affiliates and required to be paid on the Closing Date by such party, and (iii) all amounts necessary to repay or prepay indebtedness required under the Merger Agreement to be repaid or prepaid on the Closing Date (such sum, the “Commitment Amount”), or (b) $3,5000,000, in the event the Parent Termination Fee is payable to Borrower under the Merger Agreement in accordance with a valid termination thereof (the “Termination Amount”), on the terms of the Term Sheet and subject solely to the satisfaction of the Exclusive Funding Conditions.

November 2, 2020

3. The Commitment Parties may arrange a syndicate of other financial institutions identified by the Commitment Parties in consultation with Parent (together with the Commitment Parties, the “Lenders”) that will participate in the Credit Facilities; provided, however, that the addition of such financial institutions shall not result in a reduction or termination of the commitments provided by the Commitment Parties hereunder. Notwithstanding anything to the contrary contained in this Commitment Letter, the Financing Documentation or any other letter agreement or undertaking concerning the Transactions, the Commitment Parties’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Credit Facilities and the commencement or the completion of the syndication of the Credit Facilities shall not constitute a condition precedent to the funding or availability, as applicable, of all the Credit Facilities on the Closing Date.

4. The closing and funding of the Credit Facilities, solely with respect to the Commitment Amount, is subject solely to the satisfaction by Borrower or waiver by Parent of all conditions to closing set forth in Section 7.1 (solely with respect to Borrower ) and 7.2 of the Merger Agreement (the “Exclusive Funding Conditions”). Notwithstanding anything in this Commitment Letter, the Term Sheet, or the definitive documentation governing the Credit Facilities (collectively, the “Financing Documentation”) or any other letter agreement or other undertaking concerning the financing of the Merger Transactions to the contrary, (i) the only representations made by Borrower, the making of which shall be a condition to availability of the Credit Facilities on the Closing Date, shall be (A) such of the representations made by Borrower in the Merger Agreement as are material to the interests of Commitment Parties, but only to the extent that Purchaser Parties have the right (taking into account any applicable cure provisions) to terminate their obligations under the Merger Agreement (in accordance with the terms of the Merger Agreement) as a result of a breach of such representations in the Merger Agreement (collectively, the “Specified Merger Agreement Representations”) and (B) the Specified Representations and (ii) the terms of the Financing Documentation shall be in a form such that they do not impair the availability of the Credit Facilities on the Closing Date if the conditions set forth in this Section 4 are satisfied or waived by the Commitment Parties (this Section 4 and the provisions herein shall be referred to as the “Certain Funds Provisions”).

5. Each of the Commitment Parties hereby represents and warrants that (i) it has the financial capacity to fulfill its commitment under this Commitment Letter, and that all funds necessary for the Commitment Party to fulfill its commitment under this Commitment Letter shall be available to the Commitment Party for so long as this Commitment Letter shall remain in effect; (ii) it has the requisite power and authority to enter into and deliver this Commitment Letter and to perform its obligations hereunder; (iii) the execution, delivery and performance of this Commitment Letter by the Commitment Party has been duly and validly authorized and approved by all necessary organizational action by it; (iv) this Commitment Letter has been duly and validly executed and delivered by the Commitment Party and constitutes the valid and binding agreement of the Commitment Party, enforceable against such Commitment Party in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting creditors’ rights and subject to general principles of equity; and (v) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Commitment Letter by such Commitment Party have been obtained or made, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Commitment Letter.

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6. This Commitment Letter, the Term Sheet and Annex 2 (collectively, the “Commitment Documents”) are delivered to Parent with the understanding that no Commitment Document, nor the substance thereof, shall be disclosed to any third party without Commitment Parties’ prior written consent, except (a) to Borrower and to Parent’s and Borrower’s officers, directors, employees, agents, accountants, legal advisors, and other advisors (on a confidential and need to know basis) (b) as required by law or any court or governmental agency, (c) as required in connection with Borrower’s filings with the Securities and Exchange Commission, (d) as required in connection with the enforcement hereof (provided, that Parent agrees to inform Commitment Parties promptly following any such permitted disclosure), and (e) to the extent any such information becomes publicly available other than by reason of disclosure by you, your affiliates or your representatives in violation of this Commitment Letter. The Commitment Documents are delivered to Parent solely for its benefit and may not be relied upon by any other person or entity, and nothing in this Commitment Letter is intended to confer any rights upon any other person or entity as to Commitment Parties’ commitments hereunder. For purposes of clarification, in the event of Commitment Parties’ failure to fund despite Borrower’s and Guarantors’ satisfaction of the conditions of the Certain Funds Provisions applicable to them, Borrower’s sole remedy will be to seek payment of the Parent Termination Fee.

7. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that Borrower is an express third party beneficiary of this Commitment Letter and the other Commitment Documents and shall be entitled to enforce this Commitment Letter (including, without limitation, with respect to any remedies provided for in Section 8) and the other Commitment Documents against the Commitment Parties as though a party hereto.

8. The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of the Commitment Documents were not performed in accordance with their specific terms or were otherwise breached by the parties hereto (including, without limitation, the Commitment Parties’ failure to fund the Credit Facilities following satisfaction of the Exclusive Funding Conditions. It is accordingly agreed that the parties hereto (and any third party beneficiaries) shall be entitled to an injunction or injunctions, or any other appropriate forms of specific performance or equitable relief, to prevent breaches of the Commitment Documents and to enforce specifically the terms and provisions of the Commitment Documents in any court of competent jurisdiction, in each case in accordance with this Section 8, this being in addition to any other remedy to which they are entitled under the terms of the applicable Commitment Documents, at law, or in equity. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the Commitment Documents in accordance with the terms of this Section 8. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8, and each of the parties hereto irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

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9. The Commitment Parties’ obligation to fund the Commitment Amount will terminate and expire upon the valid termination of the Merger Agreement in accordance with its terms.

10. The Commitment Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, with respect hereto or thereto. Each party hereto irrevocably and unconditionally submits to the non-exclusive jurisdiction of any New York state or federal court (in each case) sitting in the County of New York over any suit, action or proceeding arising out of or relating to the Commitment Documents. Service of any process, summons, notice or document in any suit, action or proceeding may be made by registered mail addressed to Parent or Commitment Parties, as appropriate, and each party hereto waives any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction a party hereto is or may be subject, by suit upon judgment. EACH COMMITMENT DOCUMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING, WITHOUT LIMITATION, FOR SUCH PURPOSE SECTIONS 5-1404 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

11. EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, ANY COMMITMENT DOCUMENT, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION WITH ANY COMMITMENT DOCUMENT. IN NO EVENT SHALL ANY PARTY TO THIS COMMITMENT LETTER BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT OR PUNITIVE DAMAGES IN CONNECTION WITH THE TRANSACTION OR THE CREDIT FACILITIES, OR WITH OUR DELIVERY OF THE COMMITMENT LETTER AND RELATED DOCUMENTS.

12. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this commitment letter by electronic mail or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

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13. This Commitment Letter is a binding and enforceable agreement with respect to the subject matter herein, subject solely to the terms and conditions set forth herein. The parties hereto agree to negotiate in good faith the Financing Documentation, but the negotiation of the Financing Documentation is not a condition precedent to the funding of the Credit Facilities by the Commitment Parties on the Closing Date.

14. If Parent agrees with the foregoing, please sign and return to us the enclosed copy of this commitment letter no later than 5:00 p.m., New York time, on November 2, 2020. Commitment Parties’ commitments, undertakings and agreements under the Commitment Documents will terminate at such time unless (a) a copy of this commitment letter, signed by Parent, has been delivered to Commitment Parties, and (b) Parent has made all payments required to be paid hereunder; provided, however, that any term or provision in the Commitment Documents to the contrary notwithstanding, all of Parent’s obligations under the Commitment Documents in respect of indemnification, confidentiality and fee and expense reimbursement shall survive any termination or the expiration (including, without limitation, by the terms of this paragraph) of Commitment Parties’ commitments, undertakings and agreements under the Commitment Documents.

We look forward to working with you.

November 2, 2020

Very truly yours,

/s/ Samuel T. Chen
Samuel T. Chen

/s/ H.P. Jin
H.P. Jin

DIGITAL MOBILE VENTURE LIMITED

By	/s/ Samuel T. Chen
Name: Samuel T. Chen
Title: Director

Agreed to and Accepted:

V99, INC.

By	/s/ H.P. Jin
Name: H.P. Jin
Title: CEO

ANNEX 1

DEBT TERM SHEET

Unless otherwise defined, terms used in this Debt Term Sheet have the meanings ascribed thereto in the commitment letter, dated November 2, 2020 (the “Commitment Letter”), to which this Debt Term Sheet is annexed.

Borrower:	Telenav, Inc., a Delaware corporation (the “Borrower”).

Guarantors:	V99, Inc., a Delaware corporation (“Parent”), and all subsidiaries of Borrower (with the term “subsidiary” and “subsidiaries” being deemed to include both direct and indirect material subsidiaries whether currently existing or hereafter organized or acquired) (collectively, the “Guarantors”).

Administrative Agent and Syndication Agent:	To be identified by Commitment Parties.

Lenders:	Commitment Parties and a group of financial institutions (collectively, the “Lenders”) as may be identified from time to time by the Commitment Parties.

Closing Date:	The date of the initial funding of the Credit Facilities.

Credit Facilities:	Senior, unsecured term loan facility.

Term Loan:	A single term loan advanced to Borrower on the Closing Date (the “Term Loan”). Once repaid, the Term Loan cannot be reborrowed.

Commitment Amount:	An amount equal to either (a) the sum of (i) the entire Merger Consideration (which on the date hereof is anticipated to equal $250,000,000 less any amounts that would have been payable in respect of the Cancelled Shares held by the Purchaser Parties)), (ii) all fees and expenses associated with the Transactions incurred by Parent, MergerCo or any of their respective Affiliates and required to be paid on the Closing Date by such party, and (iii) all amounts necessary to repay or prepay indebtedness required under the Merger Agreement to be repaid or prepaid on the Closing Date.

Termination Amount:	$3,5000,000, in the event the Parent Termination Fee is payable to Borrower under the Merger Agreement in accordance with a valid termination thereof.

Purpose:	Proceeds of the Term Loan shall be used to refinance indebtedness required under the Merger Agreement to be paid off on the Closing Date and to finance the entire Merger Consideration and pay related fees and expenses.

Final Maturity Date:	The fifth anniversary of the Closing Date.

Annex 1-1

Interest Rate:	The Term Loan will bear interest at the Applicable Federal Rate as in effect on the Closing Date for loans of such size and tenor.

Amortization:	Commencing on the last day of the fourth fiscal quarter following the Closing Date, the Term Loans will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Term Loan during each year, with a final balloon payment equal to the balance of the original principal amount of the Term Loan payable on the Final Maturity Date.

Optional Prepayments:	The Term Loan shall be voluntarily payable without penalty or premium.

Mandatory Prepayments:	Customary for the type of transaction proposed, including, without limitation, change of control, initial public offering, certain asset sales and casualty events, and the incurrence of non-permitted indebtedness and others to be reasonably specified by the Commitment Parties, applied pro rata to the outstanding Term Loan [ratably in accordance with] the remaining amortization payments, and then to the repayment of the outstanding principal amount of the Term Loan.

Security:	None.

Conditions Precedent to Initial Extensions of Credit:	The initial borrowing of the Term Loan shall be subject solely to the Exclusive Funding Conditions.

Specified Representations:	Notwithstanding anything in this Commitment Letter, the Term Sheet, the Financing Documentation or any other letter agreement or other undertaking concerning the financing of the Merger Transactions to the contrary, the only representations relating to Borrower, its subsidiaries and their businesses the making of which shall be a condition to availability of the Credit Facilities on the Closing Date shall be (i) the Specified Merger Agreement Representations and (ii) the representations and warranties of Borrower set forth in the Financing Documentation relating to corporate power and authority (solely as they relate to due authorization, execution and delivery of the Financing Documentation), and the enforceability of the Financing Documentation against the Borrower (the “Specified Representations”).

Representations and Warranties:	Customary for the type of transaction proposed and others to be reasonably specified by the Commitment Parties.

Affirmative Covenants:	Customary for the type of transaction proposed and others to be reasonably specified by the Commitment Parties.

Negative Covenants:	Customary for the type of transaction proposed and others to be reasonably specified by the Commitment Parties.

Financial Covenants:	None.

Annex 1-2

Events of Default:	Customary for the type of transaction proposed and others to be reasonably specified by the Commitment Parties, including, without limitation, a cross-default to other indebtedness of Borrower and its subsidiaries or any Guarantor, and a change of control (to be defined).

Miscellaneous:	Customary for the type of transaction proposed, together with others to be reasonably specified by the Commitment Parties, including, without limitation, the following:

(a) Customary indemnity provisions, including but not limited to compensation in respect of taxes (including, without limitation, gross-up provisions for withholding taxes).

(b)   Lenders will be permitted to assign Loans, notes and commitments. Any assignments of Revolving Loans and Revolving Loan Commitments shall require the consent of the Administrative Agent and the Borrower. Assignments of Revolving Loans and Revolving Loan Commitments shall (so long as no default or event of default shall have occurred and be continuing), also require Borrower’s consent (not to be unreasonably withheld or delayed), unless the assignment is by Commitment Parties or made to another Lender or an affiliate of a Lender. Participations of Loans, notes and commitments shall be without restrictions and participants will have the same benefits as Lenders, and provision of information on Borrower; provided, that the right of participants to vote on amendments, waivers, etc. will be limited to certain customary issues such as, without limitation, extension of the final scheduled maturity date of the Loans participated in by such participant.

(c)   Terms of indemnification of Commitment Parties, each of Lenders and each of their respective affiliates, directors, officers, agents and employees (collectively, the “Indemnified Parties”) from and against any losses, claims, damages, liabilities or other expenses customary for transactions of the type contemplated by this Term Sheet.

Annex 1-3

(d)   Payment by Borrower of all of the fees and out-of-pocket expenses of the Commitment Parties on terms customary for transactions of the type contemplated by this Term Sheet (including, without limitation, fees and expenses incurred in connection with the syndication of the Credit Facilities, the preparation of the Financing Documentation (and waivers or amendments thereto)), the “work-out” or restructuring of the obligations and enforcement by Lenders of their rights.

(e)   Amendments and waivers of the Financing Documentation will require the approval of Lenders holding more than 50% of the Loans and commitments, except that the consent of all Lenders shall be required with respect to certain customary issues.

(f) Waiver of jury trial.

(g) New York governing law; consent to New York jurisdiction.

Counsel to the Commitment Parties:	Norton Rose Fulbright US LLP.

Annex 1-4

ANNEX 2

INDEMNIFICATION PROVISIONS

Unless otherwise defined, terms used in this Annex 2 have the meanings ascribed thereto in the commitment letter, dated November 2, 2020 (the “Commitment Letter”), to which this Debt Term Sheet is annexed.

V99, Inc., a Delaware corporation (“Indemnitor”) shall pay all of the Commitment Parties’ fees, costs and expenses (including, without limitation, all out-of-pocket costs and expenses arising in connection with the syndication of the Credit Facilities and any due diligence investigation performed by the Commitment Parties, and the fees and expenses of Norton Rose Fulbright US LLP, special legal counsel to the Commitment Parties, and also of, without limitation, any local or foreign legal counsel) arising in connection with the negotiation, preparation, execution, delivery or administration of the Commitment Letter, the Term Sheets and the definitive Financing Documentation, and Indemnitor shall be obligated to pay such fees, costs and expenses whether or not definitive Financing Documentation is executed or delivered or the Transaction is consummated.

In addition, Indemnitor hereby indemnifies and holds harmless all Indemnified Parties (as defined below) from and against all Liabilities (as defined below). “Indemnified Party” shall mean the Commitment Parties and each other Lender, each affiliate of any of the foregoing and the respective directors, officers, agents and employees of each of the foregoing, and each other person controlling any of the foregoing within the meaning of either section 15 of the Securities Act of 1933, as amended, or section 20 of the Securities Exchange Act of 1934, as amended. “Liabilities” shall mean any and all losses, claims, damages, liabilities or other costs or expenses to which an Indemnified Party may become subject which arise out of or relate to or result from any transaction, action or proceeding to or connected with the Transaction. In addition to the foregoing, Indemnitor agrees to reimburse each Indemnified Party for all legal or other expenses incurred in connection with investigating, defending or participating in any action or other proceeding relating to any Liabilities (whether or not such Indemnified Party is a party to any such action or proceeding).

Annex 2-1